19
3/17

06004457

AD 3/11/06

SECUR. ...ION
Washington, D.C. 20549

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Billow Butler & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BILLOW BUTLER & COMPANY, L.L.C.

(No. and Street)

10 S. WACKER DRIVE, SUITE 2050, CHICAGO, IL 60606

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARRELL BUTLER 312-559-9055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER COOPER & CO., LTD.

(Name – *if individual, state last, first, middle name*)

650 DUNDEE ROAD, SUITE 250, NORTHBROOK, IL 60062

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARRELL BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILLOW BUTLER & COMPANY, L.L.C., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
LATONIA L REED
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 01/06/2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Billow Butler & Company, L.L.C.

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the Company) as of December 31, 2005, and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Billow Butler & Company, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 20, 2006

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Billow Butler & Company, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	769,817
Fees receivable		52,361
Due from members		79,012
Prepaid expenses		10,902
Property and equipment, net of accumulated depreciation of $121,611		69,287
Lease deposit		35,000
Total assets	$	1,016,379

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	178,219
Members' capital		838,160
	$	1,016,379

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.

STATEMENT OF INCOME

For the year ended December 31, 2005

Revenues	
Commissions	$ 2,356,132
Expenses	
Advertising and promotion	7,843
Deal expenses	189,094
Dues and subscriptions	29,140
Loss on abandonment of property and equipment	14,529
Telephone	20,030
Payroll and related expenses	867,439
Professional fees	92,724
Referral fees	19,500
Rent	95,381
Moving expenses	12,388
Other operating expenses	45,905
	1,393,973
NET INCOME	$ 962,159

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2005

Members' capital, beginning of year	$	776,001
Distributions to members		(900,000)
Net income for the year		962,159
Members' capital, end of year	$	838,160

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Cash flows from operating activities		
Net income	$	962,159
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		10,618
Loss on abandonment of property and equipment		14,529
Increase in assets		
Fees receivable		(52,361)
Prepaid expenses		(1,067)
Increase in liabilities		
Accounts payable and accrued expenses		75,458
Net cash provided by operating activities		1,009,336
Cash flows from investing activities		
Purchases of property and equipment		(71,239)
Advances to members		(28,634)
Net cash used in investing activities		(99,873)
Cash flows from financing activities		
Distributions paid to members		(900,000)
Net cash used in financing activities		(900,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,463
Cash and cash equivalents, beginning of year		760,354
Cash and cash equivalents, end of year	$	769,817

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Billow Butler & Company, L.L.C. (Company), a boutique investment bank, serves business owners in connection with the sale of their companies, and provides other merger and acquisition (M&A) activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers where the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC).

2. Revenue Recognition and Fees Receivable

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions. The Company bills its clients in accordance with contractual provisions. The fees receivable represents those fees earned, but not yet received. At December 31, 2005, an allowance for collectibility was not considered necessary.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Property and Equipment

Property and equipment, consisting mainly of office equipment, is recorded at cost and depreciated over a period of 3 to 7 years.

5. Income Taxes

The Company, by virtue of the consent of its members, has elected to operate as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements. The Company is subject to state replacement taxes.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Advertising Costs

Advertising costs are charged to operations as they are incurred. Advertising costs aggregated $7,843 for the year ended December 31, 2005.

7. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $591,598, which was $579,717 in excess of its required net capital of $11,881. The Company's aggregate indebtedness to net capital ratio was 0.30 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

Due from members consists of uncollateralized, noninterest-bearing advances to the Company's members. These advances are due on demand.

NOTE D - LEASE COMMITMENTS AND DEFERRED RENT

The Company leases its office facility under a noncancelable operating lease agreement with monthly payments ranging from $4,472 to $6,003 through April, 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $95,381 for the year ended December 31, 2005.

NOTE D - LEASE COMMITMENTS AND DEFERRED RENT (Continued)

The lease requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent expense recognized over rent payments made was $22,821 in 2005 and, accordingly, has cumulatively reduced income and decreased members' capital by this amount.

Future minimum lease payments under this lease as of December 31, 2005 are as follows:

2006	$ 55,025
2007	57,067
2008	59,109
2009	61,151
Thereafter	360,399
	$ 592,751

NOTE E - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company is a sponsor of a Simplified Employee Pension (SEP) plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1,000 hours worked each year of employment. The Company did not make any contributions to the plan during the year ended December 31, 2005.

NOTE F - CONCENTRATION OF RISK

The Company maintains its cash balances in one financial institution located in Chicago, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured cash was $719,846 at December 31, 2005.

SUPPLEMENTAL INFORMATION

Billow Butler & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Total assets	$	1,016,379
Less non-allowable assets		246,562
Adjusted current assets		769,817
Total liabilities		178,219
Net capital		591,598
Minimum adjusted net capital [greater of 6 2/3 % of aggregate indebtedness ($178,219) or $5,000]		11,881
Net surplus	$	579,717
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	178,219
Ratio:		
Aggregate indebtedness to net capital		0.30 to 1

There are no differences between the net capital computed above and the net capital as computed by the Company and filed on Part IIA of the December, 2005 FOCUS Report.

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Members
Billow Butler & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Billow Butler & Company, L.L.C. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Billow Butler & Company, L.L.C., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Members, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 20, 2006

SEC Mail Processing Section
RECEIVED
FEB 27 2006
WASH. D.C.
213

Billow Butler & Company, L.L.C.

Financial Statements and Independent Auditors' Report

December 31, 2005